Contacts in Buenos Aires	Contacts in New York

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

gonzalo_olivera@tgs.com.ar

María Victoria Quade, Investor Relations

victoria_quade@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relation

Rafael Rodriguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Isabel Viera, Vice President ivieira@hfgcg.com Tel: (646) 284-9432

TGS Announces the Appointment of a new Chief Executive Officer

FOR IMMEDIATE RELEASE: Friday, May 28, 2004

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2) today announced that effective June 21, 2004 Mr. Eduardo Ojea Quintana has resigned as Chief Executive Officer (“CEO”), due to personal reasons.  On its today ‘s meeting, TGS’ Board of Directors accepted Mr. Ojea Quintana’s resignation, acknowledging its excellent performance and its valued contribution to the Company during all the time he occupied his position.  Mr. Ojea Quintana will continue to be the Vicepresident of TGS´s Board of Directors.

Mr. Pablo Ferrero has been appointed as the new CEO for the Company, effective June 21, 2004.  He has a long- standing carrier associated to TGS.  Between 1992 and 1998 Mr. Ferrero was TGS’ Marketing Vicepresident, between 1999 and 2003 he was member of the Company’s Board of Directors and in 2001 he was President to the Board.

Mr. Pablo Ferrero has an engineering degree from the “Universidad Catolica Argentina”, and a Masters Degree in Business Administration from the University of Washington, Seattle.

In his professional carrier, he has accumulated a long experience in the energy sector, having occupied executive positions and integrated the Board of Directors of several companies engaged in the distribution and transportation of natural gas and electricity.

TGS, with a current delivery capacity of approximately 62.5 MMm³/d or 2.2 Bcf/d is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Petrobras Energía and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and a subsidiary, and 50% by subsidiaries of Enron Corp.

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